

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 30, 2008

David A. Saltrelli
President, Secretary Treasury, Principal Executive
Officer and Principal Financial Officer
PlasmaTech, Inc.
2764 Lake Sahara Drive, Suite 111
Las Vegas, NV 89117

> **Re: PlasmaTech, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-133427**

Dear Mr. Saltrelli:

We issued comments to you on the above captioned filing on April 10, 2008. As of the date of this letter, you have not amended your filing to comply with our comments.

If you do not respond to the outstanding comments by filing your amended Form 10-KSB or contact us by June 13, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have any question.

Sincerely,

Kyle Moffatt
Accountant Branch Chief